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                                                               Exhibit 99(d)

                      Entergy Mississippi, Inc.
       Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
                            December 31,

                                                                                                                          March 31,
                                                            1992         1993         1994         1995          1996         1997
Fixed charges, as defined:
  Interest on long-term debt                               $60,709      $52,099      $46,081      $46,241       $42,897     $42,490
  Interest on notes payable                                     36            7        1,348          474         1,633       1,963
  Other interest charges                                     1,636        1,795        3,581        4,164         2,237       2,303
  Amortization of expense and premium on debt-net(cr)        1,685        1,458        1,754          756         1,240       1,233
  Interest applicable to rentals                               521        1,264        1,716        2,173         2,165       2,141
                                                          -------------------------------------------------------------------------
Total fixed charges, as defined                             64,587       56,623       54,480       53,808        50,172      50,130

Preferred dividends, as defined (a)                         12,823       12,990        9,447        9,004         7,720       7,222
                                                          -------------------------------------------------------------------------
Combined fixed charges and preferred dividends,
 as defined                                                $77,410      $69,613      $63,927      $62,812       $57,892     $57,352
                                                          =========================================================================
Earnings as defined:

  Net Income                                               $65,036     $101,743      $48,779      $68,667       $79,210      74,638
  Add:
    Provision for income taxes:
      Federal and State                                      4,463       54,418       46,884       71,651        73,994      68,958
    Deferred Federal and State - net                        20,430          539      (26,763)     (35,224)      (29,390)    (29,645)
    Investment tax credit adjustment - net                  (1,746)       1,036       (7,645)      (1,550)       (3,497)     (1,606)
    Fixed charges as above                                  64,587       56,623       54,480       53,808        50,172      50,154
                                                          -------------------------------------------------------------------------
Total earnings, as defined                                $152,770     $214,359     $115,735     $157,352      $170,489    $162,499
                                                          =========================================================================
Ratio of earnings to fixed charges, as defined                2.37         3.79         2.12         2.92          3.40        3.24
                                                          =========================================================================
Ratio of earnings to combined fixed charges and
  preferred dividends, as defined                             1.97         3.08         1.81         2.51          2.94        2.83
                                                          =========================================================================

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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